Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

[Intranet filing]

The Pulse - 12 junio 2024

ENGLISH VERSION

●	Headline: Moving ahead with the Banco Sabadell transaction

●	Body:

Hello everyone,

One month after we announced our tender offer to Banco Sabadell shareholders, I would like to share with you the steps we are taking, and some reflections on this exciting project.

Thanks to the efforts of the teams managing the operation, we have already completed the filings for the required regulatory approvals, including for the Spanish stock market regulator (CNMV), which has already been accepted for processing, the Spanish Competition supervisor (CNMC) and the European Central Bank (ECB).

In addition, we have convened an extraordinary shareholders’ meeting on July 5th to approve the capital increase needed to exchange one new BBVA share for every 4.83 shares of Banco Sabadell. You will find more information in this letter1 and video2 to our shareholders.

In the coming months we expect to receive the necessary approvals from the authorities and thus formally launch the offer to Banco Sabadell shareholders.

I would like to take this opportunity to tell you firsthand what this project means to BBVA:

●	First, the combination with Banco Sabadell give us greater scale, creating the second-largest bank in Spain, with a market share in loans close to 22 percent, and over 100 million customers worldwide.

Size will become increasingly relevant in the financial sector in order to handle the fixed costs associated with rising investments in technology (digitization, cybersecurity, data, artificial intelligence, among others). Greater scale makes it possible to dilute these costs among a larger customer base, thus obtaining greater efficiency.

For example, BBVA invested more than €3 billion in technology last year. €1 billion of this amount was in Spain, largely related to fixed costs regardless of the number of customers we have. By becoming more efficient, we will be able to offer better products and services at more competitive prices, thus increasing growth and creating more value both for BBVA and Banco Sabadell.

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Second, by joining Banco Sabadell, which has had a very positive performance in recent years, we combine highly complementary businesses, due to the positioning in different customer segments in Spain. Banco Sabadell has more weight in small and mid-sized companies, and BBVA has more weight in retail customers and in large corporations. In addition, both banks have a clear strategic focus on digitization and sustainability.

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Finally, the combination of BBVA and Banco Sabadell gives us the ability to capture synergies, estimated at €850 million and relate largely to savings in technology and systems and other general expenses.

[1]	Filed pursuant to Rule 425 under the Securities Act of 1933 on June 10, 2024.
[2]	Script thereof filed pursuant to Rule 425 under the Securities Act of 1933 on June 10, 2024.

Ultimately, this transaction seeks to unite two large banks that can achieve more together than apart, and create value for all our stakeholders:

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A stronger and more profitable bank will translate into more financing for all of society. BBVA estimates that the resulting bank will have the ability to lend an additional €5 billion to families and businesses in Spain every year. It will also have higher direct contributions to society through taxes.

●	Employees of both banks will have access to new opportunities for professional growth at a larger bank. One of BBVA’s priorities will be to retain the best talent.

●	Customers of both banks will have a unique value proposition due to the complementarity of the franchises, a bigger and better product offering and the global scope of the bank.

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Banco Sabadell shareholders will receive a very significant premium over the bank’s share price (30 percent vs the closing price on April 29th, the day before BBVA announced its interest in merging the two banks; 50 percent compared to the average from the previous three months), with the ability to capture more value in the future from the 16 percent stake in the resulting entity.

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BBVA shareholders will achieve relevant returns (ROIC of 20 percent) with a very limited impact on capital (-30 basis points). In addition, the bank maintains its attractive distribution policy (distributing 40 to 50 percent of profit, combining cash dividends and share buybacks) and its intention to distribute excess capital over a 12 percent CET1 ratio.

All of us who are part of BBVA can contribute to the success of this project by keeping our focus on our customers, and continuing to do your job with the same excellence you are known for. You are the best ambassadors of BBVA, the ones who best represent who we are and the enormous opportunities that come from being a part of this Group.

Together we are achieving impressive results and I am sure that this project will translate into new and better opportunities for everyone.

Thank you for your commitment.

Carlos Torres Vila

BBVA Chair

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.